SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  X    Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes          No  X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes          No  X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated May 6, 2005, containing the poll results for the resolutions proposed at the Registrant’s annual general meeting held on May 6, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: May 11, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated May 6, 2005, containing the poll results for the resolutions proposed at the Registrant’s annual general meeting held on May 6, 2005.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

ANNUAL GENERAL MEETING HELD ON 6TH MAY, 2005

POLL RESULTS

Semiconductor Manufacturing International Corporation (the “Company”) is pleased to announce the results of the poll in respect of the resolutions proposed at the Annual General Meeting of the Company held on 6th May, 2005 (the “AGM”).

I.	The total number of shares entitling the holder to attend and vote for or against nos. 1 to 6, and 8 resolutions at the AGM: 18,234,902,003 shares.

II.	The total number of shares entitling the holder to attend and vote for or against resolution no. 7 at the AGM: 18,148,821,993 shares

III.	The total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM: Nil.

IV.	The number of shares represented by votes for and against the respective resolutions at the AGM was as follows:

	ORDINARY RESOLUTIONS	No. of Votes (%)
		For	Against
1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31st December, 2004.	5,070,475,406 (99.9523)	2,418,000 (0.0477)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2.(A)	To re-elect Richard R. Chang as Director of the Company.	5,085,598,506 (99.9477)	2,662,300 (0.0523)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2.(B)	To re-elect Henry Shaw as Director of the Company.	5,084,449,806 (99.9369)	3,211,000 (0.0631)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2.(C)	To authorise the Board of Directors to fix their remuneration.	4,976,259,390 (99.2930)	35,430,866 (0.7070)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.	To re-appoint Deloitte Touche Tohmatsu as Auditors and authorise the Audit Committee of the Board of Directors to fix their remuneration.	5,084,480,506 (99.9246)	3,835,000 (0.0754)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

4.	To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. Of the issued share capital of the Company at the date of this resolution (as adjusted). #	4,407,214,917 (86.6156)	681,031,639 (13.3844)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

5.	To grant a general mandate to the Board of Directors to repurchase shares of the Company, not exceeding ten per cent. Of the issued share capital of the Company at the date of this Resolution. #	5,085,872,206 (99.9522)	2,431,350 (0.0478)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

6.	Conditional on the passing of Resolutions 4 and 5 to authorise the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company. #	4,996,893,866 (99.1304)	43,834,690 (0.8696)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

7.(A)	To approve the new indemnification agreement (“New Agreement”) proposed to be entered into between the Company and each of its existing and future directors and chief executive officer. #	4,934,919,096 (98.2149)	3,612,450 (0.0719)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

7.(B)	To approve the proposed Annual Cap (as defined in the circular dated 6 April, 2005 (“Circular”)) in relation to the Continuing Connected Transactions (as defined in the Circular). #	4,935,556,946 (98.2263)	3,043,850 (0.0606)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

7.(C)	To approve the Continuing Connected Transactions contemplated under the New Agreement. #	4,935,364,246 (98.2239)	3,162,550 (0.0629)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

	Special Resolution	No. of Votes (%)
		For	Against
8.	To amend the Articles of Association of the Company. #	5,009,998,166 (99.7578)	12,165,590 (0.2422)
As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.

V.	Computershare Hong Kong Investor Services Limited, share registrar of the Company, acted as scrutineer for the vote-taking at the AGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

For and on behalf of

Semiconductor Manufacturing International Corporation

Anne Wai Yui Chen

Company Secretary

Shanghai, China, 6th May, 2005

*	For identification purposes only
#	Full text of the Resolutions is set out in the Notice of Annual General Meeting.